                                                                 FILE NO. 69-308

                                  FORM U-3A-2

                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.



                      STATEMENT BY HOLDING COMPANY CLAIMING

                         EXEMPTION UNDER RULE 2 FROM THE

                    PROVISIONS OF THE PUBLIC UTILITY HOLDING

                               COMPANY ACT OF 1935


                           INTERNATIONAL PAPER COMPANY

                           INTERNATIONAL PAPER COMPANY

         International Paper Company ("International Paper") hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 ("HCA"), and submits the following information:

         1. International Paper is a New York corporation whose principal executive offices are located at Two Manhattanville Road, Purchase, New York 10577. International Paper's principal businesses include the production worldwide of printing and writing papers, paperboard and packaging, wood products and the distribution of paper and office supply products in both North America and Europe. It also produces pulp, laminated products and specialty products, chemicals and minerals. For more than half a century, International Paper has been primarily engaged in businesses other than the business of an "electric utility company" as defined in Section 2(a)(3) of the HCA. (See International Paper Company, 9 SEC 938 (1941)). The names, addresses and places of organization of International Paper's subsidiaries, other than any exempt wholesale generator ("EWG") or foreign utility company in which International Paper directly or indirectly holds an interest, are set forth on Attachment I. Financial information by industry segment of International Paper and subsidiaries for 1997-1999 is set forth in Exhibit A-1.

         2. (a) The only subsidiary of International Paper which is an "electric utility company" as defined in Section 2(a)(3) of the HCA is Saratoga Development Corporation ("Saratoga"), which is a New York corporation having its principal executive offices at Two Manhattanville

Road, Purchase, New York 10577. Saratoga has as its principal business its activities as a general partner (owning a 50% partnership interest) of Curtis/Palmer Hydroelectric Company L.P. (Curtis/Palmer"), a New York limited partnership. Curtis/Palmer owns and operates the existing Curtis/Palmer Falls hydroelectric project in New York State under a license from the Federal Energy Regulatory Commission ("FERC"). The Curtis/Palmer project has a capacity of approximately 58.8 MW. Since it began operation in late 1985, all the output of the Curtis/Palmer project has been sold at wholesale to Niagara Mohawk Power Corporation, a nonaffiliated public utility providing electric service at wholesale and retail in New York State.

         2.(b) International Paper owns directly or indirectly interests in four other FERC license hydroelectric power projects which sold electric energy in 1999, as follows: (i) the Riley/Livermore/Jay project on the Androscoggin River in Maine which is owned directly by International Paper and has a capacity of approximately 17 MW; (ii) the Otis project on the Androscoggin River, 50% of which is owned by a partnership in which Chisholm Development Corporation (a wholly owned subsidiary of International Paper, see Attachment I) is a general partner and which has a capacity of approximately 10 MW; (iii) the Woronoco project on the Westfield River in Massachusetts which is owned directly by International Paper and has a capacity of approximately 3 MW; and (iv) the Turners Falls project on the Connecticut River in Massachusetts which is owned directly by International Paper and has a capacity of approximately .937 MW. Because these facilities are "qualifying facilities" within the meaning of the Public Utility Regulatory Policies Act ("PURPA"), their ownership and operations does not cause International Paper to be a public utility company within the meaning of the HCA.

         2. (c) International Paper also owns nine qualified cogeneration facilities which sold electric energy in 1999: the Androscoggin Facility in Jay, Maine which has a capacity of approximately 80.0 MW; the Camden Facility in Camden, Arkansas, which has a capacity of approximately 32.5 MW; the Eastover Facility in Eastover, South Carolina, which has a capacity of 109 MW; the Erie Facility in Erie, Pennsylvania, which has a capacity of approximately 42 MW; the Lock Haven Facility in Lock Haven, Pennsylvania, which has a capacity of approximately 22 MW; the Leola Facility in Leola, Arkansas, which has a capacity of approximately 7.5 MW; the Natchez Facility in Natchez, Mississippi, which has a capacity of approximately 23.4 MW; the Riverdale Facility in Selma, Alabama, which has a capacity of approximately 104 MW; and the Savannah Facility in Savannah, Georgia, which has a capacity of 160 MW. Because these facilities are "qualifying facilities" within the meaning of PURPA, their ownership and operation does not cause International Paper to be a public utility company within the meaning of the HCA.

         3. (a) The only sales of electric energy by International Paper and its subsidiaries during calendar year 1999 were at wholesale and were as follows:

HYDROPOWER                                MWH             REVENUES
----------                                ---             --------
Curtis/Palmer Hydroelectric Company (1)   243,850   $29,333,988.33
Otis Hydroelectric Company (2)             58,601   $ 3,725,258.75
Riley/Livermore/Jay                        21,575   $ 1,681,252.00
Woronoco                                    2,706   $    73,562.74
Turners Falls                               7,918   $   216,707.00

(1) International Paper controls 50% of Curtis/Palmer through its subsidiary Saratoga Development Coproration.

(2) International Paper controls 50% of Otis through its subsidiary Chisholm Development Corporation.

OTHER QUALIFYING FACILITIES                     MWH             REVENUES
Androscoggin                                     265     $     16,105.53

Camden                                           487     $     10,069.51

Eastover                                      26,169     $    645,438.00

Erie                                           1,345     $     36,385.90

Leola                                          3,880     $     88,287.16

Lockhaven                                      4,244     $    118,528.00

Natchez                                           10     $        215.01

Riverdale                                     25,987     $    536,017.97

Savannah                                      13,504     $  1,250,548.00


         TOTAL (INCLUDING PREVIOUS PAGE)     410,451     $ 37,732,363.90



         3. (b) and (c) In 1999, International Paper and its subsidiaries did not distribute or sell, at retail or wholesale, any electric energy or natural or manufactured gas distributed outside the state in which each such company is organized.

         3. (d) In 1999, other than for its own consumption, International Paper and its subsidiaries did not purchase any electric energy, natural gas or manufactured gas purchased outside the state in which each such company is organized or at the state line.

         4. During 1999, International Paper had no interest, direct or indirect, in an EWG or a foreign utility company. As a result, no Exhibit C is included herewith.

                                    EXHIBIT A

         A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year, as follows:

         (1) The financial statements of the claimant for the year ended December 31, 1999, have not been finalized, and when they are ready a copy of claimant's Annual Report to its shareholders containing consolidated financial statements will be filed with the Securities and Exchange Commission as an amendment to this filing.

         (2) The Income Statement and Balance Sheet as of December 31, 1999, of Saratoga Development Corporation, a wholly owned subsidiary of claimant and a general partner of Curtis/Palmer Hydroelectric Company L.P., a New York limited partnership.

         (3) The Statement of Income and Balance Sheet as of December 31, 1999, of Curtis/Palmer Hydroelectric Company L.P. have not been finalized, and when they are ready a copy will be filed with the Securities Exchange Commission as an amendment to this filing.

                                    SIGNATURE

         The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 25th day of February, 2000.

                                            INTERNATIONAL PAPER COMPANY
                                                 (NAME OF CLAIMANT)

                                            By:   /s/ Andrew R. Lessin
                                               -----------------------
                                               Vice President & Controller

Attest:

/s/ James W. Guedry
-------------------
Secretary

         Name, title, and address of officer or officer's representative to whom notices and correspondence concerning this statement should be addressed:

                                            Michael K. Chapman, Esq.
                                            Senior Counsel - Energy & Logistics
                                            International Paper Company
                                            6400 Poplar Avenue
                                            Memphis, TN 39197

                                  ATTACHMENT I

                          INTERNATIONAL PAPER COMPANY

                                      AND

                                  SUBSIDIARIES

--------------------------------------------------------------   -------------------------------------------------------------------
                            SUBSIDIARY NAME                                                                ADDRESS
--------------------------------------------------------------   -------------------------------------------------------------------
ABC Container Corporation                                        1600 Valley Road, Wayne, NJ 07470
--------------------------------------------------------------   -------------------------------------------------------------------
Alcor Envelope Company, Inc., The                                160 Elm Avenue, Hamburg, NY  14075
--------------------------------------------------------------   -------------------------------------------------------------------
Allegheny Railroad Company                                       Two Manhattanville Road, Purchase, NY  10577
--------------------------------------------------------------   -------------------------------------------------------------------
American Central Corporation                                     3 Paragon Drive, Montvale, NJ  07645
      American Central Company (a Massachusetts Trust)           3 Paragon drive, Montvale, NJ  07645
      Grandland Corporation                                      3731 S. Braden Place, Tulsa, OK
--------------------------------------------------------------   -------------------------------------------------------------------
Anitec Image International B.V.                                  Nieuwenheizenweg 10, 2314 XR Leiden, Netherland
--------------------------------------------------------------   -------------------------------------------------------------------
Arizona Chemical AS                                              Greakerveien 127, N-1720, Greaker, Norway
--------------------------------------------------------------   -------------------------------------------------------------------
Arizona Chemical Company                                         1001 E. Business, Highway 98, Panama City, FL
      Arizona Chemical Service Corp.                             1001 E. Business, Highway 98, Panama City, FL
      Arizona Holdings Company                                   1001 E. Business, Highway 98, Panama City, FL
      Sylvachem Corporation                                      1001 E. Business, Highway 98, Panama City, FL
--------------------------------------------------------------   -------------------------------------------------------------------
Arizona Chemical Oy                                              P.O. Box 165, Fin-90101 Oulo, FIN
      Velarium Oy Ab
--------------------------------------------------------------   -------------------------------------------------------------------
Bodcaw Company                                                   Two Manhattanville Road, Purchase, NY  10577
--------------------------------------------------------------   -------------------------------------------------------------------
Camp Manufacturing Company                                       Franklin, VA 23851
--------------------------------------------------------------   -------------------------------------------------------------------
Cartonajes International, S.A.                                   General Yague 20,2B, 28020 Madrid, Spain
--------------------------------------------------------------   -------------------------------------------------------------------
Cartonejas Union S.A.
      Inducar
--------------------------------------------------------------   -------------------------------------------------------------------
Champlain Investments (Bermuda), Inc.                            Clarendon House, 2 Church St., P.O. Box HM 1022, Hamilton HM DX,
                                                                  Bermuda
      Trout Creek Equipment Leasing, L.P.                        c/o Pestalozzi, Gmuer & Patry, Lowenstrasse 1, CH-9001 Zurich,
                                                                  Switzerland
          Ticonderoga Assets, Inc.                               c/o Pestalozzi, Gmuer & Patry, Lowenstrasse 1, CH-9001 Zurich,
                                                                  Switzerland
--------------------------------------------------------------   -------------------------------------------------------------------
Chisholm Development Corporation1                                Two Manhattanville Road, Purchase, NY  10577
--------------------------------------------------------------   -------------------------------------------------------------------
Crystal Valley Corporation                                       Two Manhattanville Road, Purchase, NY  10577
--------------------------------------------------------------   -------------------------------------------------------------------
Emballages Laurent S.A.                                          Ave. Louis Jacques Thenard, 71 100, Chalon-sur-Saone, France
--------------------------------------------------------------   -------------------------------------------------------------------
Envases Internacional S.A.2                                      Edificio Seguros Sudamerica, Penthouse G, Avenida
                                                                 Francisco de Miranda, Urb. El Rosal, Caracas, Venezuela
--------------------------------------------------------------   -------------------------------------------------------------------
FPB Augusta, Inc.                                                Two Manhattanville Road, Purchase, NY  10577
--------------------------------------------------------------   -------------------------------------------------------------------
FPB Property Holdings Corporation                                Two Manhattanville Road, Purchase, NY  10577
--------------------------------------------------------------   -------------------------------------------------------------------
Federal Forestlands, Inc.                                        Two Manhattanville Road, Purchase, NY  10577
--------------------------------------------------------------   -------------------------------------------------------------------
Food Pak Argentina, S.A.
--------------------------------------------------------------   -------------------------------------------------------------------
Forest Land Investments, Inc.                                    1600 Valley Road, Room 317, Wayne, NJ  07470
--------------------------------------------------------------   -------------------------------------------------------------------
Fort Ticonderoga Investments, Inc.                               Two Manhattanville Road, Purchase, NY  10577
--------------------------------------------------------------   -------------------------------------------------------------------
GCO Minerals Company                                             1600 Smith Street, Suite 3600, Houston, TX  77002
      IP Farms, Inc.                                             1600 Smith Street, Suite 3600, Houston, TX  77002
          Chocolate Bayou Water Company                          1600 Smith Street, Suite 3600, Houston, TX  77002
          IPF, Inc.                                              1600 Smith Street, Suite 3600, Houston, TX  77002
--------------------------------------------------------------   -------------------------------------------------------------------
Georgetown Assets II, Inc.                                       Two Manhattanville Road, Purchase, NY  10577
--------------------------------------------------------------   -------------------------------------------------------------------
Green Mountains Holdings A.G.3                                   Schlumpf & Partner, Treuhand AG, Lowenstrasse 1, 8001, Zurich
--------------------------------------------------------------   -------------------------------------------------------------------
Hammermill Paper Company (inactive)                              Two Manhattanville Road, Purchase, NY  10577
--------------------------------------------------------------   -------------------------------------------------------------------



----------------------------------------------------------------   -----------
                            SUBSIDIARY NAME                         PLACE OF
                                                                      INC.
----------------------------------------------------------------   -----------
ABC Container Corporation                                              DE
----------------------------------------------------------------   -----------
Alcor Envelope Company, Inc., The                                      NY
----------------------------------------------------------------   -----------
Allegheny Railroad Company                                             PA
----------------------------------------------------------------   -----------
American Central Corporation                                           MI
      American Central Company (a Massachusetts Trust)                 MA
      Grandland Corporation                                            OK
----------------------------------------------------------------   -----------
Anitec Image International B.V.                                       NET
----------------------------------------------------------------   -----------
Arizona Chemical AS                                                   NOR
----------------------------------------------------------------   -----------
Arizona Chemical Company                                               DE
      Arizona Chemical Service Corp.                                   FL
      Arizona Holdings Company                                         DE
      Sylvachem Corporation                                            DE
----------------------------------------------------------------   -----------
Arizona Chemical Oy                                                   FIN
      Velarium Oy Ab                                                  FIN
----------------------------------------------------------------   -----------
Bodcaw Company                                                         DE
----------------------------------------------------------------   -----------
Camp Manufacturing Company                                             VA
----------------------------------------------------------------   -----------
Cartonajes International, S.A.                                        SPA
----------------------------------------------------------------   -----------
Cartonejas Union S.A.                                                 SPA
      Inducar                                                         SPA
----------------------------------------------------------------   -----------
Champlain Investments (Bermuda), Inc.                                  DE
      Trout Creek Equipment Leasing, L.P.                              DE

          Ticonderoga Assets, Inc.                                     DE
----------------------------------------------------------------   -----------
Chisholm Development Corporation1                                      ME
----------------------------------------------------------------   -----------
Crystal Valley Corporation                                             AK
----------------------------------------------------------------   -----------
Emballages Laurent S.A.                                               FRA
----------------------------------------------------------------   -----------
Envases Internacional S.A.2                                           VEN
----------------------------------------------------------------   -----------
FPB Augusta, Inc.                                                      DE
----------------------------------------------------------------   -----------
FPB Property Holdings Corporation                                      DE
----------------------------------------------------------------   -----------
Federal Forestlands, Inc.                                              DE
----------------------------------------------------------------   -----------
Food Pak Argentina, S.A.                                              ARG
----------------------------------------------------------------   -----------
Forest Land Investments, Inc.                                          DE
----------------------------------------------------------------   -----------
Fort Ticonderoga Investments, Inc.                                     DE
----------------------------------------------------------------   -----------
GCO Minerals Company                                                   TX
      IP Farms, Inc.                                                   DE
          Chocolate Bayou Water Company                                DE
          IPF, Inc.                                                    DE
----------------------------------------------------------------   -----------
Georgetown Assets II, Inc.                                             DE
----------------------------------------------------------------   -----------
Green Mountains Holdings A.G.3                                        SWIT
----------------------------------------------------------------   -----------
Hammermill Paper Company (inactive)                                    DE
----------------------------------------------------------------   -----------


--------

1 Chisholm Deveopment Corporation - owns 50% of Otis Hydroelectric Company Partnership
2 Envases - 51% owned by International Paper
3 Green Mountain - General Partner in Trout Creek Equipment Leasing L.P.

--------------------------------------------------------------   -------------------------------------------------------------------
                            SUBSIDIARY NAME                                                                ADDRESS
--------------------------------------------------------------   -------------------------------------------------------------------
Ilford Anitec (Canada) Limited                                   2751 John Street, Markham, Ontario L3R 2Y8, Canada
--------------------------------------------------------------   -------------------------------------------------------------------
Ilford Anitec S.a.r.L.                                           Thiebaud & von der Weid, Advocats, Rue de Romont 35, CH-1700
                                                                 Fribourg, Switzerland
--------------------------------------------------------------   -------------------------------------------------------------------
Imperial Bondware Corp.                                          Two Manhattanville Road, Purchase, NY  10577
      Federal Paper Board (India), Inc.                          Two Manhattanville Road, Purchase, NY  10577
--------------------------------------------------------------   -------------------------------------------------------------------
Impresora del Yague, C. por A.4                                  Autopista Santiago Navarrete, Kilometro 21/2, Santiago, Dominican
                                                                 Republic
--------------------------------------------------------------   -------------------------------------------------------------------
International Logging Corporation                                Two Manhattanville Road, Purchase, NY  10577
--------------------------------------------------------------   -------------------------------------------------------------------
International Paper - 3, Inc.5                                   Two Manhattanville Road, Purchase, NY  10577
--------------------------------------------------------------   -------------------------------------------------------------------
International Paper - 16, Inc.                                   Two Manhattanville Road, Purchase, NY  10577


      International Paper de Mexico, S.A. de C.V.                Carr. 57 Queretaro-San Luis Potosi, Km. 60.2, 37980, San Jose
                                                                  Iturbide, Guanajualo, Mexico
          International Paper Envases de Mexico, S.A. de C.V.    Montes Urales 723 P.B. Lomas de Chapultepec, Delegacion Miguel
                                                                  Hidalgo, Mexico, DF 11000
      International Paper Comercial de Mexico, S.A. de C.V.      Mexico
                                                                 Independencia 800 Altos, Col Centro, 31000 Chihuahua, Mexico
      Oficina Central de Servicios, S.A. de C.V.                 Av. Herolco Colegio Militar 3705, Col. Mombre de Dios, C.P. 31110
                                                                  Mexico
      Papelera Kif de Mexico, S.A. de C.V.                       Av. Lopez Mateos No. 2050, Interior A42, Col. Jardines de San Jose,
                                                                  32390 Cd. Juarez,
      xpedx, S.A. de C.V.                                        Chihuahua, Mexico
--------------------------------------------------------------   -------------------------------------------------------------------
International Paper - 22, Inc.                                   Two Manhattanville Road, Purchase, NY  10577
--------------------------------------------------------------   -------------------------------------------------------------------
International Paper - 26, Inc.                                   Two Manhattanville Road, Purchase, NY  10577
--------------------------------------------------------------   -------------------------------------------------------------------
International Paper - 34, Inc.                                   Two Manhattanville Road, Purchase, NY 10577
      Bolsaflex, S.A.
--------------------------------------------------------------   -------------------------------------------------------------------
International Paper - 35, Inc.                                   Two Manhattanville Road, Purchase, NY 10577
--------------------------------------------------------------   -------------------------------------------------------------------
International Paper - 34, Inc.                                   Two Manhattanville Road, Purchase, NY  10577
--------------------------------------------------------------   -------------------------------------------------------------------
International Paper - 35, Inc.                                   Two Manhattanville Road, Purchase, NY  10577
      Envases Puras de Columbia                                  Columbia
--------------------------------------------------------------   -------------------------------------------------------------------
International Paper (Asia) Limited                               1401-1407 Shui On Centre, 6-8 Harbour Rd., Wanchai, Hong Kong
--------------------------------------------------------------   -------------------------------------------------------------------
International Paper (Belgium) S.A.                               Blvd. de la Woluwe 100, 1200 Brussels, Belgium
--------------------------------------------------------------   -------------------------------------------------------------------
International Paper (Bermuda), Inc.6                             Clarendon House, 2 Church St., P.O. Box HM 1022, Hamilton HM DX,
                                                                  Bermuda

      Georgetown Equipment Leasing Associates, LP                c/o Pestalozzi, Gmuer & Patry, Lowenstrasse 1, CH-9001 Zurich,
                                                                  Switzerland

          Georgetown Assets Inc.                                 c/o Pestalozzi, Gmuer & Patry, Lowenstrasse 1, CH-9001 Zurich,
                                                                  Switzerland
--------------------------------------------------------------   -------------------------------------------------------------------
International Paper Brasil Ltda.                                 Rua Saloado Amarillo Goncalves Quieros, Sao Paulo Sp, Brazil
--------------------------------------------------------------   -------------------------------------------------------------------
International Paper Canada, Inc.                                 c/o Borden & Elliot, 40 King St., Suite 4400 Toronto, Ontario,
                                                                  Canada M5H 3Y4

      Akrosil Canada, Inc.                                       7575 Kimbel St., Suite 14, Mississauga, Ontario, Canada L5S 1C8

--------------------------------------------------------------   -------------------------------------------------------------------

--------------------------------------------------------------   ------------
                                                                   PLACE OF
                            SUBSIDIARY NAME                          INC.
--------------------------------------------------------------   ------------
Ilford Anitec (Canada) Limited                                      CANADA
--------------------------------------------------------------   ------------
Ilford Anitec S.a.r.L.                                               SWIT

--------------------------------------------------------------   ------------
Imperial Bondware Corp.                                               OH
      Federal Paper Board (India), Inc.                               DE
--------------------------------------------------------------   ------------
Impresora del Yague, C. por A.4                                      DOM

--------------------------------------------------------------   ------------
International Logging Corporation                                     NY
--------------------------------------------------------------   ------------
International Paper - 3, Inc.5                                        DE
--------------------------------------------------------------   ------------
International Paper - 16, Inc.                                        DE


      International Paper de Mexico, S.A. de C.V.                ------------
                                                                     ARG
          International Paper Envases de Mexico, S.A. de C.V.        MX
                                                                     MX
      International Paper Comercial de Mexico, S.A. de C.V.
                                                                      DE
      Oficina Central de Servicios, S.A. de C.V.                      MX

      Papelera Kif de Mexico, S.A. de C.V.                            MX
                                                                      MX
      xpedx, S.A. de C.V.                                             MX
--------------------------------------------------------------   ------------
International Paper - 22, Inc.                                        DE
--------------------------------------------------------------   ------------
International Paper - 26, Inc.                                        DE
--------------------------------------------------------------   ------------
International Paper - 34, Inc.                                        DE
      Bolsaflex, S.A.                                                ARG
--------------------------------------------------------------   ------------
International Paper - 35, Inc.                                        DE
--------------------------------------------------------------   ------------
International Paper - 34, Inc.                                        DE
--------------------------------------------------------------   ------------
International Paper - 35, Inc.
      Envases Puras de Columbia                                       DE
--------------------------------------------------------------   ------------
International Paper (Asia) Limited                                    HK
--------------------------------------------------------------   ------------
International Paper (Belgium) S.A.                                   BEL
--------------------------------------------------------------   ------------
International Paper (Bermuda), Inc.6                                 DE


      Georgetown Equipment Leasing Associates, LP                    DE


          Georgetown Assets Inc.                                     DE

--------------------------------------------------------------   ------------
International Paper Brasil Ltda.                                    BRA
--------------------------------------------------------------   ------------
International Paper Canada, Inc.                                    CAN
--------------------------------------------------------------   ------------
      Akrosil Canada, Inc.                                          CAN
--------------------------------------------------------------   ------------

--------

4 Impresora - 51% owned by International Paper
5 International Paper - 3, Inc. - 12% owner of International Paper Deutschland, Inc. & Co. Holdings KG
6 International Paper (Bermuda), Inc. - Owns 80% of ltd. partnership; 20% owned by 3rd party investors

--------------------------------------------------------------   -------------------------------------------------------------------
                            SUBSIDIARY NAME                                                                ADDRESS
--------------------------------------------------------------   -------------------------------------------------------------------
International Paper Capital Formation, Inc.                      Two Manhattanville Road, Purchase, NY  10577
--------------------------------------------------------------   -------------------------------------------------------------------
International Paper (Belgium)                                    Blvd. de la Woluwe 100, 1200 Brussels, Belgium
--------------------------------------------------------------   -------------------------------------------------------------------
International Paper Cogeneration of Maine, Inc.                  Two Manhattanville Road, Purchase, NY  10577
--------------------------------------------------------------   -------------------------------------------------------------------
International Paper Company (Delaware) (inactive)                Two Manhattanville Road, Purchase, NY  10577
--------------------------------------------------------------   -------------------------------------------------------------------
International Paper Company de Venezuela, C.A.                   Edificio Seguros Sudamedca, Penthouse G. Avenue Tamanaco Cruce con
                                                                  Avenida, Francisco de
                                                                 Miranda, Urb. El Rosal - Chacao Miranda, Caracas, Venezuela
                                                                       Jet Cargo International P.O. Box 02001, Miami, FL  3102
--------------------------------------------------------------   -------------------------------------------------------------------
International Paper Company (Europe) Limited                     Talacker 41, 8001, Zurich, Switzerland
--------------------------------------------------------------   -------------------------------------------------------------------
International Paper Company Foundation (Non-profit)              Two Manhattanville Road, Purchase, NY  10577
--------------------------------------------------------------   -------------------------------------------------------------------
International Paper Company (Japan) Limited                      The Imperial Tower, 1-1, 10th Floor, 1-1Uchisaiwaicho 1-chome,
                                                                  Chiyoda-ku, Tokyo 100-0011,
                                                                 Japan
--------------------------------------------------------------   -------------------------------------------------------------------
International Paper Company Pty. Limited                         Levels 27-35, No. 1 O'Connell St., Sydney N.S.W. 2000 Australia
      Continental Cut (joint venture/partnership)                Need address
--------------------------------------------------------------   -------------------------------------------------------------------
International Paper de Argentina S.A.                            Avda. Federcio Lacroze 2252, 7th Floor, "B," Federal District,
                                                                  Buenos Aires, Argentina
--------------------------------------------------------------   -------------------------------------------------------------------
International Paper de El Salvador, S.A. de C.V. FN7             Km. 71/2Boulevard, Del Ejercifo Nacional, Soyapango, El Salvador,
                                                                  Central America
--------------------------------------------------------------   -------------------------------------------------------------------
International Paper Deutschland, Inc.8                           Two Manhattanville Road, Purchase, NY  10577

      International Paper Deutschland, Inc. & Co. Holdings KG    An der Gohrsmuhle, 51465 Bergisch Gladbach, Germany

          Gartensiedlungsgesellschaft Gronauer Wald mbH          An der Gohrsmuhle, 51465 Bergisch Gladbach, Germany
                                                                 An der Gohrsmuhle, 51465 Bergisch Gladbach, Germany
               Gartensiedlungs-Gesellschaft Gronauer
                 Wald mbH & Co. Immobilien oHG                   Senefelderstrasse 15, 51469 Bergisch Gladbach, Germany

          Strunder Spedition GmbH
--------------------------------------------------------------   -------------------------------------------------------------------
      Zanders Feinpapiere AG                                     An der Gohrsmuhle, 51465 Bergisch Gladbach, Germany
          Zanders France, S.A.                                   Zone Indusidelle, Route de Piscop - 95530, Saint-Brice-sous-Foret,
                                                                  France

          International Paper Premium Papers EEIG                need address
          Zanders Benelux S.P.R.L.                               Ave, des Pagodes 1, 1020 Brussels, Belgium
          Zanders FinePapers Ltd.                                Chronicle House, Larkfield, Aylesford, Kent, ME20 6SE England
          Zanders Iberia S.L.                                    Carrer Joan Guell 149 Etio. C., 08028 Barcelona, Spain
          Zanders International Finance B.V.                     c/o Deutsche de Bary Trust N.V. Herengracht 450-454, 1017CA
                                                                  Amsterdam, Netherland

          Zanders Italia s.r.l.                                  Via Ca Dell'Orbo n. 13-14, Villanova di Castenaso (Bo) Italy
          Zanders U.S.A., Inc.                                   100 Demarest Drive, Wayne, NJ  07470
--------------------------------------------------------------   -------------------------------------------------------------------


-------------------------------------------------------------   ------------
                            SUBSIDIARY NAME                         PLACE OF
                                                                      INC.
-------------------------------------------------------------   ------------
International Paper Capital Formation, Inc.                          DE
-------------------------------------------------------------   ------------
International Paper (Belgium)                                       BEL
-------------------------------------------------------------   ------------
International Paper Cogeneration of Maine, Inc.                      DE
-------------------------------------------------------------   ------------
International Paper Company (Delaware) (inactive)                    DE
-------------------------------------------------------------   ------------
International Paper Company de Venezuela, C.A.                      VEN
-------------------------------------------------------------   ------------
International Paper Company (Europe) Limited                        SWIT
-------------------------------------------------------------   ------------
International Paper Company Foundation (Non-profit)                  NY
-------------------------------------------------------------   ------------
International Paper Company (Japan) Limited                          DE
-------------------------------------------------------------   ------------
International Paper Company Pty. Limited                            AUS
      Continental Cut (joint venture/partnership)                   AUS
-------------------------------------------------------------   ------------
International Paper de Argentina S.A.                               ARG
-------------------------------------------------------------   ------------
International Paper de El Salvador, S.A. de C.V. FN7                ELSA
-------------------------------------------------------------   ------------
International Paper Deutschland, Inc.8                               DE
      International Paper Deutschland, Inc. & Co. Holdings KG        GE

          Gartensiedlungsgesellschaft Gronauer Wald mbH              GE
                                                                     GE
               Gartensiedlungs-Gesellschaft Gronauer

                 Wald mbH & Co. Immobilien oHG                       GE
Wald mbH & Co. Immobilien oHG

          Strunder Spedition GmbH
-------------------------------------------------------------   ------------
      Zanders Feinpapiere AG                                        GER
          Zanders France, S.A.                                      FRA
          International Paper Premium Papers EEIG                   GER
          Zanders Benelux S.P.R.L.                                  BEL
          Zanders FinePapers Ltd.                                   ENG
          Zanders Iberia S.L.                                       SPA
          Zanders International Finance B.V.                        NET

          Zanders Italia s.r.l.                                     ITA
          Zanders U.S.A., Inc.                                       NJ
-------------------------------------------------------------   ------------


--------
7 80% owned by International Paper
8 International Paper Deutschland, Inc. 99% owner of International paper
  Deutschland, Inc. Co. Holdings KG

--------------------------------------------------------------   -------------------------------------------------------------------
                            SUBSIDIARY NAME                                                                ADDRESS
--------------------------------------------------------------   -------------------------------------------------------------------
International Paper Financial Services, Inc.                        6400 Poplar Avenue, Memphis, TN  38197
--------------------------------------------------------------   -------------------------------------------------------------------
International Paper Finance Company (I)
--------------------------------------------------------------   -------------------------------------------------------------------
International Paper Finance Co. (II) Ltd.
--------------------------------------------------------------   -------------------------------------------------------------------
International Paper Foreign Sales Corporation                    Trident Trust Company (V.I.), Suite 208
                                                                 Citibank Building, Veterans Drive, Charlotte Amalle

                                                                 St. Thomas, U.S. V.I.  00801

--------------------------------------------------------------   -------------------------------------------------------------------
International Paper France Inc.9                                 Two Manhattanville Road, Purchase, NY  10577
      International Paper Packaging SA                           B.P. 312, 25 Chemin des Freres Lumiere, 69802, St. Priest France

          Arizona Chemical S.A.                                  262 Avenue Jean Jaures, 79000 Niort, France
          International Paper Emballages Liquidas S.A.           B.P. 312, 25 Chemin des Freres Lumiere, 69802, St. Priest France
          Societe Normande de Carton Ondule                      25, rue Michel Salles, 92210 Saint-Cloud, France

      Societe Mediterrraneanne D'Emballages S.A.10               25, rue Michel Salles, 92210 Saint-Cloud, France
      Societe Moderne D'Emballages S.a.r.L.                      25, rue Michel Salles, 92210 Saint-Cloud, France
      International Paper Investments (France) S.A.              1, rue du Petit Clamart, 78140 Velizy-Villacoublay, France

          International Paper S.A.                               1, rue du Petit Clamart, 78140 Velizy-Villacoublay, France
               Papeteries de France                              1, rue du Petit Clamart, 78140 Velizy-Villacoublay, France
               Aussedat Rey Nederland B.V.                       DeBoelelaan 575A, 1082 RM Amsterdam, The Netherland

--------------------------------------------------------------   -------------------------------------------------------------------
          Aussedat Rey (UK) Limited                              Hill House, McDonald Road, Highgate Hill, LONDON N19 5NA UK
          Celimo Cellulose du Limousin S.N.C.                    1, rue du Petit Clamart, 78140 Velizy-Villacoublay, France
          Comptoir des Bois de Brive S.N.C.                      17, avenue Maillard, 19104 Brive Cedex, France
          Corimex S.N.C.                                         Zone Industrielle de Ladoux  Cebazal, 63118 Clermont-Ferrand,
                                                                  France
          International Paper (Deutschland) GmbH                 Volmerswerther Strasse 20, 40221, Dusseldorf, Germany
          International Paper (Espana), S.L.                     Munlaner 200, Atico 7 E-08036, Barcelona, Spain
          Polyrey S.N.C.                                         1, rue du Petit Clamart, 78140 Velizy-Villacoublay, France
          Polyrey Iberica S.A.                                   Calle Ronda 38, 08100 San Fost de Campsentelles, Barcelona, Spain
          International Paper Benelux S.A.                       Haachtsesteenweg 162, 1830 Melsbroek, Belgium
          Polyrey (U.K.) Limited                                 Mattey House, 128-136 High Street, Edgware, Middlesex, HA8 7EL, UK
          S.D.P. S.A.R.L.                                        1, rue du Petit Clamart, 78140 Velizy-Villacoublay, France
          Societe de Reboisement Societe Civile                  17, avenue Maillard, 19104 Brive Cedex, France
          Societe Immobiliere des Papeteries de France S.A.      1, rue du Petit Clamart, 78140 Velizy-Villacoublay, France
          S.P.S.V.S.A.                                           1, rue du Petit Clamart, 78140 Velizy-Villacoublay, France
      Arizona Chemical S.A.R.L.                                  11 Bis Avenue Auber, 06000 Nice, France
      Cellulose et Papiers de Pologne S.A.11                     1, rue du Petit Clamart, 78140 Velizy-Villacoublay, France

          International Paper - Kwidzyn S.A.                     ul. Lotnicza 1, 82500 Kwidzyn, Poland
               Bartorex SP.ZO.O.                                 Krobia K. Torunla, 87-162 Lubicz, Poland
               Impap - SP.ZO.O.                                  ul. 30 Stycznia 35, 83-100 Tczew, Poland
               Tor-Pal SP.ZO.O.                                  ul. Lotnicza 1, 82500 Kwidzyn, Poland

      International Paper Industrie France S.A.                  25 Chemin des Freres Lumiere, Saint-Priest, Cedex, France
--------------------------------------------------------------   -------------------------------------------------------------------


-------------------------------------------------------------   ----------
                            SUBSIDIARY NAME                      PLACE OF
                                                                   INC.
-------------------------------------------------------------   ----------
International Paper Financial Services, Inc.                         DE
-------------------------------------------------------------   ----------
International Paper Finance Company (I)                              UK
-------------------------------------------------------------   ----------
International Paper Finance Co. (II) Ltd.                           FIN
-------------------------------------------------------------   ----------
International Paper Foreign Sales Corporation


                                                                   USSVI
-------------------------------------------------------------   ----------
International Paper France Inc.9                                     DE
      International Paper Packaging SA                              FRA

          Arizona Chemical S.A.                                     FRA
          International Paper Emballages Liquidas S.A.              FRA
          Societe Normande de Carton Ondule                         FRA

      Societe Mediterrraneanne D'Emballages S.A.10                  FRA
      Societe Moderne D'Emballages S.a.r.L.                         FRA
      International Paper Investments (France) S.A.                 FRA
          International Paper S.A.                                  FRA
               Papeteries de France                                 FRA
               Aussedat Rey Nederland B.V.                          NET
-------------------------------------------------------------   ----------
          Aussedat Rey (UK) Limited                                 ENG
          Celimo Cellulose du Limousin S.N.C.                       FRA
          Comptoir des Bois de Brive S.N.C.                         FRA
          Corimex S.N.C.                                            FRA
          International Paper (Deutschland) GmbH                    GER
          International Paper (Espana), S.L.                        SPA
          Polyrey S.N.C.                                            FRA
          Polyrey Iberica S.A.                                      SPA
          International Paper Benelux S.A.                          BEL
          Polyrey (U.K.) Limited                                    ENG
          S.D.P. S.A.R.L.                                           FRA
          Societe de Reboisement Societe Civile                     FRA
          Societe Immobiliere des Papeteries de France S.A.         FRA
          S.P.S.V.S.A.                                              FRA
      Arizona Chemical S.A.R.L.                                     FRA
      Cellulose et Papiers de Pologne S.A.11                        FRA

          International Paper - Kwidzyn S.A.                        POL
               Bartorex SP.ZO.O.                                    POL
               Impap - SP.ZO.O.                                     POL
               Tor-Pal SP.ZO.O.                                     POL

      International Paper Industrie France S.A.                     FRA
-------------------------------------------------------------   ----------

--------
9 International Paper France - 76.98% owned by International Paper Company, 10.7% owned by International Paper Investments (Poland), Inc. and 8.8% owned by Myrtle Investments, Inc., and .7% owned by International Paper (Papeteries Etienne) Holdings, Inc.
10 Societe Mediterraneanne d'Emballages - 84.62% owned by International Paper France Inc. and 15.38% by Soc. Normande de Carton Ondule
11 Cellulose et Papiers de Pologne - holds 98.98% of International Paper - Kwidzyn S.A.


-----------------------------------------------------------  -----------------------------------------------------------------------

      SUBSIDIARY NAME                                                                   ADDRESS
-----------------------------------------------------------  -----------------------------------------------------------------------
      International Paper Liquid Packaging Spolke ZO.O
-----------------------------------------------------------  -----------------------------------------------------------------------
International Paper Holding AG12                             Schlumpf & Partner Treuhand AG, Alpenstrasse 12, Zug, Switzerland
-----------------------------------------------------------  -----------------------------------------------------------------------
International Paper Holdings Company13                       Two Manhattanville Road, Purchase, NY  10577
-----------------------------------------------------------  -----------------------------------------------------------------------
International Paper Investment Corporation                   Wilmington Trust Center, 1105 N. Market Street, Suite 1300,
                                                             Wilmington, DE
      International Paper Czech Republic, s.r.o.             Vrsni 54, 182 00 Prada 8, Czech Republic
      International Paper (Europe) S.A.                      Boulevard de la Woluwe, 100, 1200 Brussels, Belgium
      International Paper Finance (Barbados) Limited         Ernest & Young Bldg.,  Bush Hill, Bay St., Bridgetown, Barbados
      International Paper Hungary Kereskedelmi Kft.          Rumbach Center, Rumbach S.u. 21.H-1075, Budapest, Hungary
-----------------------------------------------------------  -----------------------------------------------------------------------
International Paper Investments (CIS) Inc. (US)              Two Manhattanville Road, Purchase, NY  10577
-----------------------------------------------------------  -----------------------------------------------------------------------
International Paper Investments (Poland), Inc.14             Two Manhattanville Road, Purchase, NY  10577
      International Paper - Klucze S.A.                      ul. Zawlercianska 1, 32-310 Klucze, Poland
      International Paper Liquid Packaging (Poland) Sp.zo.o. Sp.zo.o
----------------------------------------------------------- ------------------------------------------------------------------------
International Paper Ireland                                  Ashbourne, County of Meath, Ireland

-----------------------------------------------------------  -----------------------------------------------------------------------
International Paper Italia S.p.A.                            Via Ornago, 55, 20040 Bellusco, (Milan) Italy
-----------------------------------------------------------  -----------------------------------------------------------------------
International Paper Jamaica, Ltd.                            Lot 5, Henderson Avenue, Naggo Head Industrial Estate
                                                             Naggo Head, Saint Catherine, Jamaica, West Indies

-----------------------------------------------------------  -----------------------------------------------------------------------
International Paper Korea Ltd.15                             IP House, 552-1 Shinsa-dong, Kangnam-ku, Seoul, Korea

-----------------------------------------------------------  -----------------------------------------------------------------------
International Paper - Masonite Holding Company Ltd.          Two Manhattanville Road, Purchase, NY  10577
      International Paper Group (UK) Limited                 Howley Park Estate, Morley, Leeds LS27 OQT, England

          Horsell, Limited                                   Howley Park Estate, Morley, Leeds LS27 OQT, England
          International Paper (UK) Limited                   Inverurie Mills, Aberdeenshire, Scotland, AB51 5NR, UK

               Federal Tait Paper France S.A.R.L.            36, boulevard Emile Augler, 75116 Paris, France
               International Paper (Leeds) Limited           Aberdeenshire, Scotland, A851 5NR, UK (registered office)
                                                                Yeadon Industrial Estate, Yeadon, E. Yorkshire, LS19 7WP, IK (mail)

               IP Information Services Limited
            IP UK Operations Holding Limited                 Inverurie Mills, Aberdeenshire, Scotland, AB51 5NR, UK
               Forest Lines Agencies (UK) Limited            Howley Park Estate, Morley, Leeds LS27 OQT, England
               International Paper Company Limited           Cerdic House, The Dock, Felixtowe, Suffolk, IP11 8TX, England
               International Paper Containers (UK) Limited   Manor House, 1 The Leatherhead, Surrey KT22 8DH England
               Veratec                                       Road 3, Industrial Estate, Winsford, Cheshire, ENG W7 3RJ
                                                             First Field Lane, Braunlon, North Devon, EX33 1 ER, England
----------------------------------------------------------- ------------------------------------------------------------------------
International Paper - Masonite (Bermuda) UnLimited           c/o Codan Services Limited, Clarendon House, Church Street, P.O. Box
                                                             HM 1022, Hamilton HM DX, Bermuda
-----------------------------------------------------------  -----------------------------------------------------------------------
      International Paper Holdings Ireland                   Carrick-on-Shannon, County Leitrim, Ireland
-----------------------------------------------------------  -----------------------------------------------------------------------
          Masonite Ireland                                   Carrick-on-Shannon, County Leitrim, Ireland
-----------------------------------------------------------  -----------------------------------------------------------------------
               Masonite Europe                               Segrave House, 19/20 Earlsdorf Terrace, Dublin 2, Ireland
-----------------------------------------------------------  -----------------------------------------------------------------------


-----------------------------------------------------------   -----------
                                                                PLACE
      SUBSIDIARY NAME                                           OF INC.
-----------------------------------------------------------   -----------
      International Paper Liquid Packaging Spolke ZO.O           POL
-----------------------------------------------------------   -----------
International Paper Holding AG12                                 SWIT
-----------------------------------------------------------   -----------
International Paper Holdings Company13                            DE
-----------------------------------------------------------   -----------
International Paper Investment Corporation                        DE
      International Paper Czech Republic, s.r.o.                 CZE
      International Paper (Europe) S.A.                          BEL
      International Paper Finance (Barbados) Limited             BAR
      International Paper Hungary Kereskedelmi Kft.              HUN
-----------------------------------------------------------   -----------
International Paper Investments (CIS) Inc. (US)                   DE
-----------------------------------------------------------   -----------
International Paper Investments (Poland), Inc.14                  DE
      International Paper - Klucze S.A.                          POL
      International Paper Liquid Packaging (Poland) Sp.zo.o.     POL
----------------------------------------------------------- ------------
International Paper Ireland                                      IRE

-----------------------------------------------------------   -----------
International Paper Italia S.p.A.                                ITA
-----------------------------------------------------------   -----------
International Paper Jamaica, Ltd.                                JAM


-----------------------------------------------------------   -----------
International Paper Korea Ltd.15                                 KOR

-----------------------------------------------------------   -----------
International Paper - Masonite Holding Company Ltd.               DE
      International Paper Group (UK) Limited                     ENG

          Horsell, Limited                                       ENG
          International Paper (UK) Limited                       SCOT

               Federal Tait Paper France S.A.R.L.                FRA
               International Paper (Leeds) Limited               SCOT



               IP Information Services Limited                    SCOT
            IP UK Operations Holding Limited                      ENG
               Forest Lines Agencies (UK) Limited                 ENG
               International Paper Company Limited                ENG
               International Paper Containers (UK) Limited        ENG
               Veratec                                            ENG

----------------------------------------------------------- ------------
International Paper - Masonite (Bermuda) UnLimited                BER

-----------------------------------------------------------   -----------
      International Paper Holdings Ireland                       IRE
-----------------------------------------------------------   -----------
          Masonite Ireland                                       IRE
-----------------------------------------------------------   -----------
               Masonite Europe                                   IRE
-----------------------------------------------------------   -----------


12 International Paper Holding AG - General Partner in Georgetown Equipment Leasing Associates, L.P.
13 International Paper Holdings Company - owns 153,000 shares (.99%) of International Paper Italia, S.p.A.
14 International Paper Investments (Poland) Inc. - Holds 1.001% of International Paper - Kwidzyn S.A.
15  International Paper Korea - 80% owned by International Paper


-----------------------------------------------------------  -----------------------------------------------------------------------

      SUBSIDIARY NAME                                                                   ADDRESS
-----------------------------------------------------------  -----------------------------------------------------------------------
               Masonite Ireland Research                    Carrick-on-Shannon, County Leitrim, Ireland
----------------------------------------------------------- ------------------------------------------------------------------------
KAV Ambalaj Sanayi ve Ticoret, A.S.
----------------------------------------------------------- ------------------------------------------------------------------------
International Paper (Papeteries Etienne) Holdings, Inc.     Two Manhattanville Road, Purchase, NY  10577
      Papeteries Etienne S.A.                               29 Avenue de Camargue, 13632 Arles, France
----------------------------------------------------------- ------------------------------------------------------------------------
International Paper Portfolio Investments, Inc.             Two Manhattanville Road, Purchase, NY  10577
----------------------------------------------------------- ------------------------------------------------------------------------
International Paper Professional Services Corporation       Two Manhattanville Road, Purchase, NY  10577
----------------------------------------------------------- ------------------------------------------------------------------------
International Paper Realty Corporation                      3 Paragon Drive, Montvale, NJ 07645
      Bear Mountain Development Corporation                 3 Paragon Drive, Montvale, NJ 07645
      Haig Point, Inc.                                      3 Paragon Drive, Montvale, NJ 07645
          Haig Point Club, Inc.                             P.O. Box 7319, Hilton Head Island, SC  29938
          Haig Point Community Association, inc.            P.O. Box 7319, Hilton Head Island, SC  29938
          Haig Point Ferry Company, Inc.                    P.O. Box 7319, Hilton Head Island, SC  29938
          Haig Point/Melrose Wastewater Treatment           P.O. Box 7319, Hilton Head Island, SC  29938
           Company, Inc.
          Haig Point Utility Company, Inc.                  P.O. Box 7319, Hilton Head Island, SC  29938
----------------------------------------------------------- ------------------------------------------------------------------------
International Paper (Russia) Holding Company                Two Manhattanville Road, Purchase, NY  10577
      OAO Svetogorsk                                        Need address
----------------------------------------------------------- ------------------------------------------------------------------------
International Paper Sverige A.B.                            Box 55066 Odegardelet 48, S-40053 Goteborg, Sweden
----------------------------------------------------------- ------------------------------------------------------------------------
      Arizona Chemical A.B.                                 Box 66, S-820 22, Sandarne, Sweden
----------------------------------------------------------- ------------------------------------------------------------------------
          Arizona Chemical B.V.                             "De Molenberg", Hellingstraat 22H, N-1271, Va Huizen, Netherland
----------------------------------------------------------- ------------------------------------------------------------------------
          Arizona Chemical GmbH                             Bahrenfelder Strasse 244, D-22765 Hamburg, Germnay
----------------------------------------------------------- ------------------------------------------------------------------------
          Arizona Chemical Limited                          Manor House, 1 The Crescent, Leatherhead, Surrey, KT 22 8DH England
----------------------------------------------------------- ------------------------------------------------------------------------
International Paper Taiwan Ltd.                             7th Floor, Walsin Financial Bldg., 117, Sect. 3, Min Sheng East Road,
                                                            Taipei 10446 Taiwan, Republic of China
----------------------------------------------------------- ------------------------------------------------------------------------
International Paper Trademark Company                       919 Market Street, (Suite 610), Wilmington, DE
----------------------------------------------------------- ------------------------------------------------------------------------
International Paper (Turkey) Holding Company                Two Manhattanville Road, Purchase, NY  10577
----------------------------------------------------------- ------------------------------------------------------------------------
International Pulp Sales Company                            Two Manhattanville Road, Purchase, NY  10577
----------------------------------------------------------- ------------------------------------------------------------------------
IPI Corporation16                                           Juzen Bldg., 9-6 Nagata-cho 2-chome, Chlyoda-ku, Tokyo 100 Japan
----------------------------------------------------------- ------------------------------------------------------------------------
IPI s.R.l.                                                  Vla Piermarini 19, 06132, San Sisto (Perguia) Italy
----------------------------------------------------------- ------------------------------------------------------------------------
IP Investment Holdings (inactive)                           Two Manhattanville Road, Purchase, NY  10577
----------------------------------------------------------- ------------------------------------------------------------------------
IP Online, Inc.                                             Two Manhattanville Road, Purchase, NY 10577
----------------------------------------------------------- ------------------------------------------------------------------------
IP Pacific Forest Corporation                               Two Manhattanville Road, Purchase, NY  10577
----------------------------------------------------------- ------------------------------------------------------------------------
IP Petroleum Company, Inc.                                  1600 Smith Street, Suite 3600, Houston, TX  77002
----------------------------------------------------------- ------------------------------------------------------------------------
IP Southern Timberlands, Inc.                               Two Manhattanville Road, Purchase, NY  10577
----------------------------------------------------------- ------------------------------------------------------------------------


-----------------------------------------------------------   -----------
                                                                PLACE
      SUBSIDIARY NAME                                           OF INC.
-----------------------------------------------------------   -----------
               Masonite Ireland Research                        IRE
-----------------------------------------------------------  -----------
KAV Ambalaj Sanayi ve Ticoret, A.S.                            Turkey
-----------------------------------------------------------  -----------
International Paper (Papeteries Etienne) Holdings, Inc.         FRA
      Papeteries Etienne S.A.
-----------------------------------------------------------  -----------
International Paper Portfolio Investments, Inc.                  DE
-----------------------------------------------------------  -----------
International Paper Professional Services Corporation            DE
-----------------------------------------------------------  -----------
International Paper Realty Corporation                           DE
      Bear Mountain Development Corporation                      DE
      Haig Point, Inc.                                           DE
          Haig Point Club, Inc.                                  SC
          Haig Point Community Association, inc.                 SC
          Haig Point Ferry Company, Inc.                         SC
          Haig Point/Melrose Wastewater Treatment                SC
           Company, Inc.
          Haig Point Utility Company, Inc.                       SC
-----------------------------------------------------------  -----------
International Paper (Russia) Holding Company                     DE
      OAO Svetogorsk                                            RUS
-----------------------------------------------------------  -----------
International Paper Sverige A.B.                                SWE
-----------------------------------------------------------  -----------
      Arizona Chemical A.B.                                     SWE
-----------------------------------------------------------  -----------
          Arizona Chemical B.V.                                 NETH
-----------------------------------------------------------  -----------
          Arizona Chemical GmbH                                 GER
-----------------------------------------------------------  -----------
          Arizona Chemical Limited                              ENG
-----------------------------------------------------------  -----------
International Paper Taiwan Ltd.                                 TAI

-----------------------------------------------------------  -----------
International Paper Trademark Company                            DE
-----------------------------------------------------------  -----------
International Paper (Turkey) Holding Company                     DE
-----------------------------------------------------------  -----------
International Pulp Sales Company                                 DE
-----------------------------------------------------------  -----------
IPI Corporation16                                               JAP
-----------------------------------------------------------  -----------
IPI s.R.l.                                                      ITA
-----------------------------------------------------------  -----------
IP Investment Holdings (inactive)                                DE
-----------------------------------------------------------  -----------
IP Online, Inc.                                                  DE
-----------------------------------------------------------  -----------
IP Pacific Forest Corporation                                    DE
-----------------------------------------------------------  -----------
IP Petroleum Company, Inc.                                       DE
-----------------------------------------------------------  -----------
IP Southern Timberlands, Inc.                                    DE
-----------------------------------------------------------  -----------

16  I.P.I. Corp. - 51% owned by International Paper



-----------------------------------------------------------  -----------------------------------------------------------------------

      SUBSIDIARY NAME                                                                   ADDRESS
-----------------------------------------------------------  -----------------------------------------------------------------------
Longview, Portland & Northern Railway Company               7762 U.S. Hwy. 101, Box 22, Gardiner, OR 97441
----------------------------------------------------------- ------------------------------------------------------------------------
Masonite Corporation                                        One South Wacker Dirve, Chicago, IL  60606
      Masonite (Africa) Limited17                           14th Floor Nedbank Centre, Durban Club Place, Durban 4001, Republic of
                                                            So. Africa
          Ezebilt Products (PTY) Ltd.                       322 Mark Street, Waltoo, Silverton, Pretoria 0127, Republic of So.
                                                            Africa
Masonite CP Ltd.                                            Jason House, Kerry Hill, Horsforth, Leeds, LS 18 4JR, England

      Masonite CP Ltd.                                      One South Wacker Drive, Chicago, IL  60606
      Masonite Corporation Foreign Holdings Ltd.            P.O. Box 54128, 3008 JC Rotterdam, The Netherland

          International Paper (Netherlands) B.V.            Imstenraderweg 15, 6422 PM Heerlen, The Netherland
          Akrosil Europe B.V.                               Kantoorschip "Hendrick", P.O. Box 54128, 3008, JC Rotterdam, The
                                                            Netherland
          Forest Lines Agencies B.V.                        Patimoniumlaan 46-48, 3904 AE Veenendael, The Netherland
          Kleefsman B.V.                                    Nieuweweg 283A, 6603 BN Wijchen, The Netherland
          Recom B.V.                                        Fabrieksweg 23-27, 6541 BP Nijmegen, The Netherland
          Scaldia Papier B.V.
----------------------------------------------------------- ------------------------------------------------------------------------
Masonite (Hangzhou) Fiberboard Corporation Limited          Hangzhou Economic and Technological Development Zone, Hangzhou,
                                                            Zhejiang Province, PRC
----------------------------------------------------------- ------------------------------------------------------------------------
Masonite Korea Yuhan Hoesa                                  1240 Chungwang-Dong, Korea
----------------------------------------------------------- ------------------------------------------------------------------------
Myrtle Investments, Inc.18                                  Two Manhattanville Road, Purchase, NY  10577
----------------------------------------------------------- ------------------------------------------------------------------------
Ngahere Aotearoa, Inc.                                      Two Manhattanville Road, Purchase, NY  10577
      Carter Holt Harvey19                                  640 Great South Road, Manakau City, Auckland, New Zealand
----------------------------------------------------------- ------------------------------------------------------------------------
NSC Timberlands, Incorporated                               Two Manhattanville Road, Purchase, NY  10577
----------------------------------------------------------- ------------------------------------------------------------------------
PAPCO INC.                                                  3101 International Drive East, Mobile, Al
----------------------------------------------------------- ------------------------------------------------------------------------
Papeteries d'Espaly S.A.                                    Esplay, 43000 le Puy-en-Velay, France
----------------------------------------------------------- ------------------------------------------------------------------------
Pintu Acquisition Company, Inc.                             One South Wacker Drive, Chicago, IL  60606
      Merbok Form Tec SDN BHD
----------------------------------------------------------- ------------------------------------------------------------------------
Puerto Rico Container Company                               Carretera Num. 2, KM 15.2, Bayamon, Puerto Rico  00619
----------------------------------------------------------- ------------------------------------------------------------------------
Saratoga Development Corporation 20                         Two Manhattanville Road, Purchase, NY  10577
----------------------------------------------------------- ------------------------------------------------------------------------
Shanghai International Paper CNPC Ltd.21                    Jinqiao Export Processing Zone, Pudong
                                                              New Area, Shanghai, People's Republic of China
----------------------------------------------------------- ------------------------------------------------------------------------
Shanghai International Paper Trading Company Limited        Need address
----------------------------------------------------------- ------------------------------------------------------------------------


-----------------------------------------------------------   -----------
                                                                PLACE
      SUBSIDIARY NAME                                           OF INC.
-----------------------------------------------------------   -----------
Longview, Portland & Northern Railway Company                    WA
-----------------------------------------------------------  -----------
Masonite Corporation                                             DE
      Masonite (Africa) Limited17                               SOAF

          Ezebilt Products (PTY) Ltd.                           SOAF
Masonite CP Ltd.                                                ENG

      Masonite CP Ltd.                                          ENG
      Masonite Corporation Foreign Holdings Ltd.                NET

          International Paper (Netherlands) B.V.                NET
          Akrosil Europe B.V.                                   NET
          Forest Lines Agencies B.V.                            NET
          Kleefsman B.V.                                        NET
          Recom B.V.                                            NET
          Scaldia Papier B.V.
-----------------------------------------------------------  -----------
Masonite (Hangzhou) Fiberboard Corporation Limited              PRC
-----------------------------------------------------------  -----------
Masonite Korea Yuhan Hoesa                                      KOR
-----------------------------------------------------------  -----------
Myrtle Investments, Inc.18                                       DE
-----------------------------------------------------------  -----------
Ngahere Aotearoa, Inc.                                           DE
      Carter Holt Harvey19                                       NZ
-----------------------------------------------------------  -----------
NSC Timberlands, Incorporated                                    SC
-----------------------------------------------------------  -----------
PAPCO INC.                                                       DE
-----------------------------------------------------------  -----------
Papeteries d'Espaly S.A.                                        FRA
-----------------------------------------------------------  -----------
Pintu Acquisition Company, Inc.                                  DE
      Merbok Form Tec SDN BHD                                 Malaysa
-----------------------------------------------------------  -----------
Puerto Rico Container Company                                    DE
-----------------------------------------------------------  -----------
Saratoga Development Corporation 20                              DE
-----------------------------------------------------------  -----------
Shanghai International Paper CNPC Ltd.21                        PRC

-----------------------------------------------------------  -----------
Shanghai International Paper Trading Company Limited            PRC
-----------------------------------------------------------  -----------


17  Masonite (Africa) Limited - 66.73% owned by Masonite Corporation
18 Myrtle Investments, Inc. - holds 14.3% of International Paper France Inc. 19 Carter Holt Harvey - 50.31% held by Ngahere Aotearoa
20 Saratoga Development Corporation - holds 50% of Curtis/Palmer Hydroelectric Company, L.P.
21  Shanghai Int'l. Paper CNPC - 45% owned by China Nat'l Pkg. Corp.


-----------------------------------------------------------  -----------------------------------------------------------------------

      SUBSIDIARY NAME                                                                   ADDRESS
-----------------------------------------------------------  -----------------------------------------------------------------------
Siding Administration and Recovery Maximization Company     Two Manhattanville Road, Purchase, NY 10577
----------------------------------------------------------- ------------------------------------------------------------------------
Societe Guadaloupeenne de Carton Ondule                     Boite Postale No. 2, 97101 Besse Terre, Guadeloupe, FWI
----------------------------------------------------------- ------------------------------------------------------------------------
SP Forests L.L.C.                                           Two Manhattanville Road, Purchase, NY 10577
      Transtates Properties, Inc.                           3-D Skidaway Village Walk, Suite 201, Savannah, GA  31411
          The Branigar Organization                         3-D Skidaway Village Walk, Suite 201, Savannah, GA  31411
               Branigar Credit Corporation                  3-D Skidaway Village Walk, Suite 201, Savannah, GA  31411
               Branigar Properties, Inc.                    3-D Skidaway Village Walk, Suite 201, Savannah, GA  31411
          Sherwood & James Advertising, Inc.                3-D Skidaway Village Walk, Suite 201, Savannah, GA  31411
----------------------------------------------------------- ------------------------------------------------------------------------
Spectra Serve, Inc.

----------------------------------------------------------- ------------------------------------------------------------------------
Sustainable Forest L.L.C.                                   Two Manhattanville Road, Purchase, NY  10577
----------------------------------------------------------- ------------------------------------------------------------------------
Sustainable Forest Technologies, Inc.                       6600 LBJ Freeway, 2nd Floor, Dallas, TX  75240
----------------------------------------------------------- ------------------------------------------------------------------------
Taussig's Graphic Supply Inc.                               1600 Smith Street, Suite 3600, Houston, TX  77002
----------------------------------------------------------- ------------------------------------------------------------------------
The Long-Bell Petroleum Company, Inc.                       Two Manhattanville Road, Purchase, NY  10577
----------------------------------------------------------- ------------------------------------------------------------------------
Ticonderoga Assets II, Inc.                                 Two Manhattanville Road, Purchase, NY  10577
----------------------------------------------------------- ------------------------------------------------------------------------
Timberlands Capital Corp. III, Inc.                         Two Manhattanville Road, Purchase, NY  10577
----------------------------------------------------------- ------------------------------------------------------------------------
Timberlands #2 L.L.C.                                       Two Manhattanville Road, Purchase, NY  10577
----------------------------------------------------------- ------------------------------------------------------------------------
Timberland Capital Corp., Inc.                              Two Manhattanville Road, Purchase, NY  10577
----------------------------------------------------------- ------------------------------------------------------------------------
Timberland Capital Corp. II, Inc.                           Two Manhattanville Road, Purchase, NY  10577
----------------------------------------------------------- ------------------------------------------------------------------------
U.C. Realty Corp.                                           1600 Valley Road, Room 317, Wayne, NJ  07470
----------------------------------------------------------- ------------------------------------------------------------------------
Union Camp Argentina, S.A.
      Puntapel, S.A.                                        Av. Libertador 1258, 1638 Vicente Lopez, Prov. Buenos Aires, Argentina
----------------------------------------------------------- ------------------------------------------------------------------------
Union Camp Business Development Corp.                       1600 Valley Road, Room 317, Wayne, NJ  07470
----------------------------------------------------------- ------------------------------------------------------------------------
Union Camp Chile, S.A.                                      Evaristo Lillo, 1126 Piso, Las Condes, Santiago, Chile
----------------------------------------------------------- ------------------------------------------------------------------------
Union Camp Foreign Sales Corp.

----------------------------------------------------------- ------------------------------------------------------------------------
Union Camp Holding B.V.
----------------------------------------------------------- ------------------------------------------------------------------------
Union Camp Holdings Chile, S.A.                             Evaristo Lillo, 1126 Piso, Las Condes, Santiago, Chile
----------------------------------------------------------- ------------------------------------------------------------------------
Union Camp Holdings Limited                                 Ashbourne, County of Meath, Ireland
----------------------------------------------------------- ------------------------------------------------------------------------
Union Camp Hong Kong Ltd.
      Eastgate Packaging Ltd.
      92 XIN LI Paper Packaging Co., Ltd.
      Eastgate Packaging (Chergdu) Ltd.
----------------------------------------------------------- ------------------------------------------------------------------------
Union Camp Patent Holding, Inc.                             1600 Valley Road, Room 317, Wayne, NJ  07470
----------------------------------------------------------- ------------------------------------------------------------------------


-----------------------------------------------------------   -----------
                                                                PLACE
      SUBSIDIARY NAME                                           OF INC.
-----------------------------------------------------------   -----------
Siding Administration and Recovery Maximization Company          AR
-----------------------------------------------------------  -----------
Societe Guadaloupeenne de Carton Ondule                         FRW
-----------------------------------------------------------  -----------
SP Forests L.L.C.                                                DE
      Transtates Properties, Inc.                                DE
          The Branigar Organization                              IL
               Branigar Credit Corporation                       IL
               Branigar Properties, Inc.                         GA
          Sherwood & James Advertising, Inc.                     DE
-----------------------------------------------------------  -----------
Spectra Serve, Inc.                                              DE

-----------------------------------------------------------  -----------
Sustainable Forest L.L.C.                                        DE
-----------------------------------------------------------  -----------
Sustainable Forest Technologies, Inc.                            LA
-----------------------------------------------------------  -----------
Taussig's Graphic Supply Inc.                                    DE
-----------------------------------------------------------  -----------
The Long-Bell Petroleum Company, Inc.                            DE
-----------------------------------------------------------  -----------
Ticonderoga Assets II, Inc.                                      DE
-----------------------------------------------------------  -----------
Timberlands Capital Corp. III, Inc.                              DE
-----------------------------------------------------------  -----------
Timberlands #2 L.L.C.                                            DE
-----------------------------------------------------------  -----------
Timberland Capital Corp., Inc.                                   DE
-----------------------------------------------------------  -----------
Timberland Capital Corp. II, Inc.                                DE
-----------------------------------------------------------  -----------
U.C. Realty Corp.                                                DE
-----------------------------------------------------------  -----------
Union Camp Argentina, S.A.                                      ARG
      Puntapel, S.A.                                            ARG
-----------------------------------------------------------  -----------
Union Camp Business Development Corp.                            DE
-----------------------------------------------------------  -----------
Union Camp Chile, S.A.                                         CHILE
-----------------------------------------------------------  -----------
Union Camp Foreign Sales Corp.                                 BARB-
                                                               ADOS
-----------------------------------------------------------  -----------
Union Camp Holding B.V.                                         NET
-----------------------------------------------------------  -------------
Union Camp Holdings Chile, S.A.                                 CHILE
-----------------------------------------------------------  -------------
-----------------------------------------------------------  -------------
Union Camp Holdings Limited                                      IRE
-----------------------------------------------------------  -------------
Union Camp Hong Kong Ltd.                                         HK
      Eastgate Packaging Ltd.                                     HK
      92 XIN LI Paper Packaging Co., Ltd.                        PRC
      Eastgate Packaging (Chergdu) Ltd.                          PRC
-----------------------------------------------------------  -------------
Union Camp Patent Holding, Inc.                                   DE
-----------------------------------------------------------  -------------



-----------------------------------------------------------  -----------------------------------------------------------------------

      SUBSIDIARY NAME                                                                   ADDRESS
-----------------------------------------------------------  -----------------------------------------------------------------------
      Bush Boake Allen, Inc.                                7 Mercedes Drive, Montvale, NJ  07645
          Aslen Investments, Inc.                           7 Mercedes Drive, Montvale, NJ  07645
          Bush Boake Allen Enterprises Ltd.                 Blackhorse Lane, Walthamstow, London, E17 5QP, UK
          Bush Boake Allen Holdings (UK) Ltd.               Blackhorse Lane, Walthamstow, London, E17 5QP, UK
          Bush Boake Allen, Ltd.                            Blackhorse Lane, Walthamstow, London, E17 5QP, UK
          A. Boake, Roberts & Company (Holdings) Ltd.       Blackhorse Lane, Walthamstow, London, E17 5QP, UK
          Bush Boake Allen Australia, Ltd.                  310 Frankston Road, Dandendong, Victoria, Australia
          Bush Boake Allen Singapore Pte, Ltd.              1 Enterprise Road, Jurong - Singapore 2262
          Bush Boake Allen (India) Limited                  1-5 Seven Wells Street, St. Thomas Mount, Madras 6000 16 India
          Bush Boake Allen Benelux BV                       Cypresbaan 14, 2908 Lt. Capelle Aan Den I Jssel, The Netherlands
          Bush Boake Allen Guangzhou Company Ltd.           191 Dong Jiang Da Dao, Guangzhou Economic & Technical Development Zone,
                                                            Guangzhou City, Guangzhou Province, PRC 510730

----------------------------------------------------------- ------------------------------------------------------------------------
Union Camp Technology, Inc.                                 1600 Valley Road, Room 317, Wayne, NJ  07470
----------------------------------------------------------- ------------------------------------------------------------------------
Union Camp Trading, S.A.
      Escort City Enterprises

          Union Camp Chemicals Ltd.                         Vigo Lane, Chester-le-Street, Co. Durham DH2 2RB, UK
               Union Camp Chemicals (Pension Trustees) Ltd.
----------------------------------------------------------- ------------------------------------------------------------------------
73 VSQ Ltd.
----------------------------------------------------------- ------------------------------------------------------------------------
Weston Paper and Manufacturing Co. Box Co.                  Two Manhattanville Road, Purchase, NY  10577
      Wabash Fibre                                          Two Manhattanville Road, Purchase, NY  10577
----------------------------------------------------------- ------------------------------------------------------------------------
Zellerbach Paper Company (inactive)                         Two Manhattanville Road, Purchase, NY  10577
----------------------------------------------------------- ------------------------------------------------------------------------
751178 Ontario Limited                                      c/o Borden & Elliot, Scotia Plaza, 40 King Street West, Toronto,
                                                            Ontario CAN M5H 3Y4
----------------------------------------------------------- ------------------------------------------------------------------------



-----------------------------------------------------------   -----------
                                                                PLACE
      SUBSIDIARY NAME                                           OF INC.
-----------------------------------------------------------   -----------
      Bush Boake Allen, Inc.                                     VA
          Aslen Investments, Inc.                                VA
          Bush Boake Allen Enterprises Ltd.                      UK
          Bush Boake Allen Holdings (UK) Ltd.                    UK
          Bush Boake Allen, Ltd.                                 UK
          A. Boake, Roberts & Company (Holdings) Ltd.            UK
          Bush Boake Allen Australia, Ltd.                      AUS
          Bush Boake Allen Singapore Pte, Ltd.                  SING
          Bush Boake Allen (India) Limited                      IND
          Bush Boake Allen Benelux BV                           NET
          Bush Boake Allen Guangzhou Company Ltd.               PRC


-----------------------------------------------------------  -----------
Union Camp Technology, Inc.                                       VA
-----------------------------------------------------------  -------------
Union Camp Trading, S.A.                                         ARG
      Escort City Enterprises                                     UK

          Union Camp Chemicals Ltd.                               UK
               Union Camp Chemicals (Pension Trustees) Ltd.       UK
-----------------------------------------------------------  -------------
73 VSQ Ltd.                                                       UK
-----------------------------------------------------------  -------------
Weston Paper and Manufacturing Co. Box Co.                        OH
      Wabash Fibre                                                AR
-----------------------------------------------------------  -------------
Zellerbach Paper Company (inactive)                               CA
-----------------------------------------------------------  -------------
751178 Ontario Limited                                           CAN

-----------------------------------------------------------  -------------


** Saratoga Development Corporation - holds 50% of Curtis/Palmer Hydroelectric Company L.P.
(o)   Carter Holt Harvey - 50.31% held by Ngahere Aotearoa
(p)   Shanghai Int'l. Paper CNPC - 45% owned by China Nat'l Pkg. Corp.